# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TruBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602
Date of event which requires filing of this statement: 04/23/2026
Amends the filing with accession number 0000902664-24-002402
Filed by CIK 0001314173
Persons authorized to receive notices and communications: Damien Leonard, L6 Holdings Inc. / Pinetree Capital Ltd., 49 Leuty Ave., Toronto, Ontario Canada (A6), M4E 2R2, 416-941-9600; Andrew Freedman & Ian Engoron, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- L6 Holdings Inc. (CIK 0002014948): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.3% of the class)
- Pinetree Capital Ltd. (CIK 0001314173): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 850,000; sole dispositive power 0; shared dispositive power 850,000; aggregate amount beneficially owned 850,000 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TruBridge, Inc.
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 23, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Inventurus Knowledge Solutions, Inc., a Delaware corporation ("Parent"), IKS Next Horizon, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and solely for certain limited purposes as specified therein, Inventurus Knowledge Solutions Limited, an Indian public limited company. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger and becoming a wholly owned subsidiary of Parent, as more fully described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 23, 2026.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, in their capacities as shareholders of the Issuer, and certain other parties entered into separate voting and support agreements (each, a "Voting and Support Agreement"). Under the terms of the Voting and Support Agreement, the Reporting Persons have agreed to, among other things, vote their shares of capital stock of the Issuer: (i) in favor of (a) the Merger and the adoption of the Merger Agreement, (b) each of the other actions contemplated by the Merger Agreement, and (c) the adjournment of any meeting of the Issuer's stockholders in accordance with the Merger Agreement and (ii) against any Acquisition Proposal (as defined in the Merger Agreement). In addition, the Reporting Persons have irrevocably appointed the Issuer and its designees as proxy to vote the Reporting Persons' shares in favor of such matters if the Reporting Persons have not already so voted by two business days prior to the applicable meeting. Further, the Reporting Persons agreed not to transfer, sell, pledge, encumber or otherwise dispose of any of their shares during the term of the Voting and Support Agreement, subject to certain exceptions, and agreed not to assert any appraisal rights with respect to the Merger.

The Voting and Support Agreement will terminate upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) with the prior written consent of Parent, the mutual written agreement of the parties to the Voting and Support Agreement, (iv) a Change of Recommendation (as defined in the Merger Agreement) effected by the Issuer's Board in accordance with the Merger Agreement, (v) any amendment to, or modification or waiver of any provision of, the Merger Agreement that (a) decreases the amount or changes the form of the merger consideration payable to the stockholders of the Issuer or (b) amends any other term or condition of the Merger Agreement in a manner that is materially adverse to the Reporting Persons' rights under the Merger Agreement, (vi) the receipt of the Requisite Company Vote (as defined in the Merger Agreement), or (vii) the Outside Date (as defined in the Merger Agreement).

The foregoing description of the Voting and Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreement, which is attached hereto as Exhibit 99.1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 23, 2026, the Reporting Persons and the Issuer entered into the Voting and Support Agreement as defined and described in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Voting and Support Agreement, dated as of April 23, 2026, by and between the Reporting Persons and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 23, 2026).

## Signatures
- L6 Holdings Inc.: /s/ Damien Leonard, Damien Leonard, Managing Director (04/24/2026)
- Pinetree Capital Ltd.: /s/ Damien Leonard, Damien Leonard, President (04/24/2026)